UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934
For the month of July, 2009
Commission File Number 001-16139
Wipro Limited
(Exact name of registrant as specified in its charter)
Not Applicable
(Translation of registrant’s name into English)
Karnataka, India
(Jurisdiction of incorporation or organization)
Doddakannelli
Sarjapur Road
Bangalore, Karnataka 560035, India +91-80-2844-0011
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
          Form 20-F ☑      Form 40-F ☐
          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
          Yes ☐      No ☑
          Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
          Yes ☐       No ☑
          Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

DISCLOSURE OF CHANGE IN MANAGEMENT
          On July 2, 2009, Wipro Limited, a company organized under the laws of the Republic of India (“Wipro” or the “Company”), issued a press release announcing the appointment of Martha Bejar as President, Global Sales and Operations of Wipro Technologies, the Company’s global IT services business. A copy of the press release is attached hereto as Exhibit 1 and is incorporated herein by reference.

SIGNATURES
INDEX TO EXHIBITS
EX-1

SIGNATURES
          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIPRO LIMITED
/s/ Suresh C. Senapaty
Suresh C. Senapaty
Executive Director & Chief Financial Officer

Dated: July 6, 2009

INDEX TO EXHIBITS

Exhibit

1	Press release of Wipro Limited, dated July 2, 2009, announcing the appointment of Martha Bejar as President, Global Sales and Operations of Wipro Technologies.